EXHIBIT 22

List of Guarantors and Subsidiary Issuers of Guaranteed Securities as of March 31, 2020

The following is a list of guarantors of the 4.500% Senior Notes due 2021 and 3.100% Senior Notes due 2026 issued by Bemis Company Inc, which is a wholly-owned subsidiary of Amcor plc and the 3.625% , Senior Notes due 2026 and 4.500% Senior Notes due 2028 issued by Amcor Finance (U.S.A.) Inc. which is also a wholly-owned subsidiary of Amcor plc.:

Name of Guarantor	Jurisdiction of Incorporation
Amcor plc	Jersey
Bemis Company Inc. (1)	United States of America
Amcor Finance (U.S.A.) Inc. (1)	United States of America
Amcor Pty Ltd	Australia
Amcor UK Finance plc	United Kingdom
(1)Bemis Company Inc. and Amcor Finance (U.S.A.) Inc. guarantee each other’s notes.